MASTERWORKS

Launching Now | Shara Hughes (56.5% | $1,221,000)

Recently Sold Paintings[1]



Albert Oehlen

Annualized Net Return

36.2% 333 days held



George Condo

Annualized Net Return

39.3% 442 days held



Sam Gilliam

Annualized Net Return

33.1% 791 days held

100% SOLD OUT



Investors Only: $500 Minimum

SHARA HUGHES



Price Appreciation of Similar Works

56.5%*

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*The set of similar sales comprise paintings by Shara Hughes with the following criteria: landscape paintings on canvas, executed 2016 to present, that measure 45 inches by 45 inches to 90 inches by 90 inches. The data was sourced from publicly available auction records and does not include private sales.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.